____________________________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PATRIOT TRANSPORTATION HOLDING, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
70338W105
(CUSIP Number)

Matt McNulty
Chief Financial Officer and Chief Operating Officer
200 W Forsyth Street
7th Floor
Jacksonville, FL 32202
(904) 858-9163
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
____________________________

1.
Names of Reporting Persons
John D. Baker II and Edward L. Baker II, as trustees for the separate trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965 the separate trust for John D. Baker II created under
the Cynthia L. Baker Trust U/A/D April 30, 1965.

2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (see Instructions) OO

1.	Names of Reporting Persons John D. Baker II the separate trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (see Instructions) IN

1.	Names of Reporting Persons Edward L. Baker II the separate trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (see Instructions) IN

EXPLANATORY NOTE

This Amendment No. 3 amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2015 by the Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965 (the “JDB Trust”), John D. Baker II and Edward L. Baker II (as amended to date, the “Schedule 13D”), which relates to the common stock, par value $0.10 per share (the “Common Stock”) of Patriot Transportation Holding, Inc. (the “Company”). This Amendment No. 3 amends items 3, 4, 5 and 6 of the Schedule 13D as set forth below and, accordingly, all other items or responses not described herein remain as previously reported in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 21, 2023, the Company completed the transactions contemplated by that Agreement and Plan of Merger dated November 1, 2023 (the “Merger Agreement”), by and among the Company, Blue Horizon Partners, Inc., an Oklahoma corporation (“Parent”), and Blue Horizon Partners Merger Sub, Inc., a Florida corporation and wholly owned subsidiary of Parent (“Merger Sub”). T

Pursuant to the Merger Agreement, at the effective time of the merger (the “Effective Time”), and as a result of the merger:

•
Each share of Common Stock that was issued and outstanding immediately prior to the Effective Time, other than shares to be cancelled pursuant to Section 2.1(b) of the Merger Agreement, was converted into the right to receive $16.26 in cash, without interest (the “Merger Consideration”), subject to any applicable withholding taxes;

•
Each outstanding and unexercised option to purchase shares of Common Stock (whether vested or unvested and whether exercisable or unexercisable) (a “Company stock option”) became fully vested and was cancelled in exchange for the right to receive a cash payment, without interest and subject to applicable tax withholding, of an amount equal to the product of (i) the total number of shares of Common Stock underlying each such Company stock option and (ii) the excess of the Merger Consideration over the exercise price per share of each such Company stock option; and

•
Each outstanding stock appreciation right (whether vested or unvested) (a “SAR”), became fully vested and was cancelled in exchange for the right to receive a cash payment, without interest and subject to applicable tax withholding, of an amount equal to the product of (i) the total number of shares of Common Stock underlying each such SAR and (ii) the excess, if any, of (x) the Merger Consideration over (y) the per-share SAR Price (as defined in the Merger Agreement).

As a result of the merger, the shares of common stock will be delisted from trading on the Nasdaq Global Select Market.

ITEM 4. PURPOSE OF TRANSACTION

The information forth in Item 3 is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as set forth below:

(a) As a result of the transactions described in Item 3, as of December 21, 2023, the Reporting Persons no longer beneficial own any shares of Issuer Common Stock.

(b) As a result of the transactions described in Item 3, as of December 21, 2023, the Reporting Persons no longer have voting power over any shares of Issuer Common Stock.

(c) Except for the transactions described in Item 3, there were no transactions in Issuer Common Stock effected by the Reporting Persons during the past 60 days except that on November 6, 2023, the undersigned exercised 10,962 stock options to purchase an equal number of shares of common stock.

(d) Not applicable.

(e) As a result of the transactions described in Item 3, on December 21, 2023, the Reporting Persons ceased to be deemed beneficial owners of more than five percent of the outstanding Issuer Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 3 above is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2023	/s/ John D. Baker II
JOHN D. BAKER II

Date: December 21, 2023	/s/ Edward L. Baker II
EDWARD L. BAKER II

Date: December 21, 2023	/s/ John D. Baker II
JOHN D. BAKER II, AS CO-TRUSTEE OF THE TRUST
FBO JOHN D. BAKER II U/A CYNTHIA L. BAKER
TRUST DATED 4/30/1965

Date: December 21, 2023	/s/ Edward L. Baker II
EDWARD L. BAKER II, AS CO-TRUSTEE OF THE
TRUST FBO JOHN D. BAKER II U/A CYNTHIA L.
BAKER TRUST DATED 4/30/1965

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of the dates set forth below.

Date: December 21, 2023	/s/ John D. Baker II
JOHN D. BAKER II

Date: December 21, 2023	/s/ Edward L. Baker II
EDWARD L. BAKER II

Date: December 21, 2023	/s/ John D. Baker II
JOHN D. BAKER II, AS CO-TRUSTEE OF THE TRUST
FBO JOHN D. BAKER II U/A CYNTHIA L. BAKER
TRUST DATED 4/30/1965

Date: December 21, 2023	/s/ Edward L. Baker II
EDWARD L. BAKER II, AS CO-TRUSTEE OF THE
TRUST FBO JOHN D. BAKER II U/A CYNTHIA L.